                                               U.S. SECURITIES AND EXCHANGE COMMISSION
                                                       Washington, D.C. 20549

                                                               FORM 4

                                            STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                               Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                                   Section 17(a) of the Public Utility Holding Company Act of 1935
                                        or Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject to
    Section 16.  Form 4 or Form 5
    obligations may continue.  See
    Instruction 1(b).

1. Name and Address of Reporting Person*    2. Issuer Name and Ticker or Trading Symbol       6. Relationship of Reporting Person
   Fontaine         R.         Richard         GameStop Corp. (GME)                              to Issuer (Check all applicable)
__________________________________________  _____________________________________________     _X_ Director      ___ 10% Owner
                                                                                              _X_ Officer (give ___ Other (Specify
  (Last)          (First)         (Middle)  3. IRS Identification   4. Statement for              title below)      below)
  c/o GameStop Corp.                           Number of Reporting     Month/Year
  2250 William D. Tate Avenue                  Person, if an entity    February 2002             Chairman of the Board and Chief
__________________________________________     (voluntary)          ___________________________  Executive Officer
                 (Street)
                                                                    5. If Amendment, Date of  7. Individual or Joint/Group Filing
 Grapevine        TX              76051                                Original (Month/Year)     (Check applicable line)
__________________________________________                                                    _X_ Form Filed by one Reporting Person
  (City)          (State)          (Zip)                                                      ___ Form Filed by more than one
                                                                                                  Reporting Person

                                            Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                     5. Amount of
                                          3. Trans-    4.  Securities Acquired (A)      Securities
                              2. Trans-      action        or Disposed of (D)           Beneficially  6. Ownership
                                 action      Code          (Instr. 3, 4 and 5)          Owned at         Form:         7. Nature of
                                 Date        (Instr.   ---------------------------      End of           Direct(D)        Indirect
                                 Month/        8)                  (A)                  Month               or            Beneficial
1.  Title of Security            Day/                   Amount      or     Price        (Instr.          Indirect(I)      Ownership
    (Instr.3)                    Year)                             (D)                  3 and 4)         (Instr. 4)      (Instr. 4)
----------------------------- ---------   ----------   --------    ---    --------   ------------     -------------    ------------

Class A Common Stock, par      2/13/02         P         100        A      $18.00         100              D
  value $.001 per share                                                                                                                       --

* If this form is filed by more than one reporting person, see Instruction 4(b)(v).
Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

                                                             Page 1 of 2

                   Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)

                                       2. Conver-                              5. Number of Deriv-        6. Date Exercisable
                                          sion or    3. Trans-   4. Trans-        ative Securities           and Expiration Date
                                          Exercise      action      action        Acquired (A) or            (Month/Day/Year)
                                          Price of      Date        Code          Disposed of (D)         -----------------------
                                          Deriv-        (Month/    (Instr. 8)     (Instr. 3, 4, and 5)    Date
1. Title of Derivative Security           ative         Day/     -----   ----  -----------------------    Exercis-     Expiration
   (Instr. 3)                             Security      Year)     Code     V         A          D         able         Date
----------------------------------     -----------   ----------  ------------  ----------- -----------    ----------   ----------

                                                  9. Number of    10. Ownership
                                                     Derivative       of Deriv-
                                                     Securities       ative
7. Title and Amount of Underlying                    Benefi-          Security:
   Securities (Instr. 3 and 4)                       cially           Direct       11. Nature of
---------------------------------  8. Price of       Owned            (D) or           Indirect
                        Amount or     Derivative     at End           Indirect         Beneficial
        Title           Number of     Security       of Month         (I)              Ownership
                        Shares        (Instr. 5)     (Instr. 4)       (Instr. 4)       (Instr. 4)
--------------------    ---------  -------------  -------------   --------------   --------------

Explanation of Responses

                                                                                /s/ R. Richard Fontaine          March 7, 2002
**Intentional misstatements or omissions of facts constitute                    -------------------------------  --------------
  Federal Criminal Violations.  See 18 U.S.C. 1001 and                          **Signature of Reporting Person      Date
  15 U.S.C. 78ff(a).                                                              R. Richard Fontaine

Note:  File three copies of this Form, one of which must be manually signed.
       If space provided is insufficient, see Instruction 6 for procedure.

                                                             Page 2 of 2